FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of April 2006


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                   Reid House
                                31 Church Street
                                 Hamilton HM FX
                                     Bermuda
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F [X]      Form 40-F [_]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [_]       No [X]


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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 1 is a Letter to Shareholders from the Chairman and CEO of Nordic American Tanker Shipping Limited (the "Company") dated March 20, 2006.



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Exhibit 1
---------


Nordic American Tanker Shipping Ltd. (the Company) - (NYSE:NAT) Letter to Shareholders from the Chairman & CEO

Hamilton, Bermuda, March 20, 2006

Dear Shareholder,

I would like to report to you on the development of our Company since the New Year - again an active period.

The spot tanker market during the first months of 2006 has been strong. Seven of our eight vessels are currently employed in the spot market. The average spot market rate, according to the spot assessment of the Imarex Tanker Index which gives an indication of the level of the spot market, was $50,988 per day for the two first months of 2006. As of March 17, the average spot market rate for March is $38,472 per day according to the Imarex Tanker Index. Broadly speaking, the tanker market exhibits tight vessel supply, leaving the market finely tuned with high capacity utilisation. While it is expected that short term spot rates may vary significantly and continue to be volatile, in our view the supply and demand tanker market fundamentals are positive.

Our dividend and earnings release related to the first quarter 2006 will be announced on May 2nd at which time we expect to announce solid earnings and dividend.

We passed an important milestone on February 27th when we announced that we had agreed to acquire a double hull Suezmax vessel, built in Korea in 1998, at a price of approximately $69 million. This vessel is expected to be delivered from the seller to the Company in early April, increasing the NAT fleet to nine vessels with an aggregate capacity of 1,384,491 dwt.

On the same date NAT commenced a follow-on offering which successfully closed on March 14th 2006. The Manager of NAT, Scandic American Shipping Ltd., which I control, purchased 100,000 shares in the follow-on offering at the same price as the other investors.

These two events, together with our plans to acquire a tenth vessel later this year, are a demonstration of the Company's policy of accretive growth. For us, accretive growth is to increase our cargo carrying capacity per share. To put it differently, accretive growth means that the Company produces higher earnings and pays higher dividends per share after an acquisition than if the acquisition had not taken place.

Over the last 15 months, having increased the fleet from 3 vessels to 9 vessels, we have effectively managed our growth. We were able to pay a record dividend per share for the 4th quarter of 2005 ($1.88 per share) as compared to the 4th quarter of 2004 ($1.62 per share), despite a material decrease in spot rates for the 4th quarter of 2005 as compared to the 4th quarter of 2004.

We currently estimate that our cash breakeven is $8,500 per day. The break even rate is the amount of average daily revenues for our vessels which will cover our cash, general administrative expenses, voyage expenses, if any, vessel operating expenses, interest expenses and other financial charges. Based on publicly available information, this is among the lowest levels in the industry for Suezmax tankers.

Our aim is to continue to operate a modern and environmentally friendly fleet, focusing on double hull vessels only.

Our policy is to declare quarterly dividends to shareholders, substantially equal to our net operating cash flow during the previous quarter.

Since 1998, the first full year after NAT became stock listed, the arithmetic average cash yield per annum from our dividends has been approximately 14.7% and has not been less than 10% in any year. This is the annual average actual dividend paid to shareholders in relation to the average daily stock price during each year. Our Company has now paid dividend for 33 consecutive quarters.

In NAT's earlier phases of the development, the Company was financed solely with equity. We have adjusted that policy slightly, as earlier advised you. Our policy is now to maintain in the region of $15 million per vessel in current market conditions. Our balance sheet is one of the strongest in the industry.

It is very important, impacting the supply of tonnage, that two major oil companies have recently adopted a policy of no longer chartering single hull vessels.

When it comes to the demand side, longer term prospects for the tanker market depend, above all, upon developments at the macro economic level. It is comforting to see that growth in the United States and in emerging economies seems to continue, resulting in increased oil consumption and transportation demand.

In summary, I would like to stress that the main objective of our Company continues to be value creation via a transparent, predictable and clear strategic platform based on a unique operating model. Our company is in a good position for further growth and progress.

We are overwhelmed by the support the shareholders are showing NAT. Through approaches and written communication to us, shareholders express views and make comments on our activities. We encourage such active involvement from our shareholders.

For further details on our Company, please see www.nat.bm


Sincerely,
Herbjorn Hansson
Chairman and Chief Executive Officer


            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

Contacts:
Scandic American Shipping Ltd
Manager for:
Nordic American Tanker Shipping Ltd.
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00
E-mail:  nat@scandicamerican.com

Web-site:  www.nat.bm

Rolf Amundsen, Investor Relations & Advisor to the Chairman
Nordic American Tanker Shipping Ltd.
Tel: +1 800 601 9079 or + 47 908 26 906

Gary Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223

Herbjorn Hansson, Chairman & CEO
Nordic American Tanker Shipping Ltd.
Tel:  +1 866 805 9504 or + 47 901 46 291



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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)



Dated:  April 17, 2006                  By: /s/ Herbjorn Hansson
                                            ----------------------
                                            Chairman, Chief Executive Officer
                                            and President






01318 0002 653696